Rule 424(b)(2)
                                                    Registration No. 333-60474

Amendment No. 1 dated May 29, 2003 to
PRICING SUPPLEMENT NO. 70 dated May 23, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue
Floating Rate Extendible Notes


The floating rate notes described in this pricing supplement (the Notes) will mature on the initial maturity date, unless the maturity date of all or any portion of the principal amount of the Notes is extended on any extendible date in accordance with the procedures described below. In no event will the maturity date of the Notes be extended beyond the final maturity date.

During the notice period relating to each extendible date, you may elect to extend the maturity date of all or any portion of the principal amount of your Notes so that the maturity date of your Notes will be extended to the date occurring 366 calendar days from and including the 22nd day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity date of your Notes will be the immediately preceding business day. The extendible dates with respect to the Notes are set forth below under Extension of Maturity.

You may elect to extend the maturity date of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any extendible date, you must deliver a notice of election during the notice period for that extendible date. The notice period for each extendible date is set forth below under Extension of Maturity. Your notice of extension must be delivered through the normal clearing system channels described in more detail below no later than 12:00 noon (New York City time) on the last business day in the notice period relating to the applicable extendible date. Upon delivery of a notice of election to extend the maturity date of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last business day in the notice period relating to the applicable extendible date, at which time such notice will become irrevocable.

If, with respect to any extendible date, you do not make an election to extend the maturity date of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity date of your Notes has previously been extended.
The principal amount of the Notes for which such election is not exercised will be represented by a note issued on such extendible date. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such extendible date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity date of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Notes will be issued in registered global form and will remain on deposit with DTC as depository for the Notes. Therefore, you must exercise the option to extend the maturity date of your Notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity date of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify DTC of your election to extend the maturity date of your Notes in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election, or any notice of revocation of election, from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any extendible date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the extendible date is not a business day, notice of your election to extend the maturity date of your Notes, or to revoke your election, must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first business day following the extendible date.

CUSIP No.:                      524908HS2. In the event that you do not elect
                                to extend the Maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number.

ISIN: US524908HS29. In the event that you do not elect to extend the Maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new ISIN number.

Specified Currency:             US Dollars

Principal Amount:               US$575,000,000.00

                                Total                    Per Note
Issue Price:                    US$575,000,000.00        100.00%
Agents Commission:              US$  1,437,500.00          0.25%
Proceeds to Lehman
   Brothers Holdings:           US$573,562,500.00         99.75%

Agents:                         Lehman Brothers Inc.
                                Banc One Capital Markets, Inc.
                                ING Financial Markets
                                U.S. Bancorp Piper Jaffray

Agents Capacity:                [  ]  As agent           [X ]  As principal


[ ] The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

[X ] The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

Trade Date:                     May 23, 2003

Original Issue Date:            May 29, 2003

Initial Maturity Date:          June 22, 2004, provided that if such date is
                                not a business day, the immediately preceding business day.

Final Maturity Date:            June 22, 2008, provided that if such date is
                                not a business day, the immediately preceding business day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable

[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [X ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:

Other Interest Rate Terms:      Not applicable

Initial Interest Rate:          1.37%

Spread: From the Original Issue Date through June 21, 2004, +0.05%. From June 22, 2004 through June 21, 2005, +0.07%. From June 22, 2005 through
                                June 21, 2006, +0.09%. From June 22, 2006
                                through June 21, 2007, +0.15%. From June 22,
                                2007 through the final maturity date, +0.20%.

Maximum Interest Rate:          Not Applicable

Minimum Interest Rate:          Not Applicable

Index Maturity:                 1 Month

Interest Rate
   Determination Dates:         Two London business days prior to each Interest
                                Reset Date

Interest Reset Dates:           The 22nd day of each month, commencing on June
                                22, 2003, provided that if such day is not a business day, then the interest reset date will be the following business day unless such day falls in the following month in which case it will be the preceding business day.

Interest Payment Dates:         The 22nd day of each month, commencing on June
                                22, 2003, provided that if such day is not a business day, then the interest payment date will be the following business day unless such day falls in the following month in which case it will be the preceding business day, and provided further that the final interest payment date for any Notes shall be the applicable maturity date.

Accrue to Pay:                  [X ]  Yes       [  ]  No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole but not in part at a price equal to 100% of the principal amount being redeemed on May 22, 2007, plus accrued and unpaid interest. Notice of redemption will be given not less than 30 and not more than 60 calendar days prior to the redemption date.

Optional Repayment:             Not applicable

Extension of Maturity:          The extendible dates shall be the 22nd calendar
                                day of each month from June 2003 through May
                                2007, whether or not such day is a business day. The notice period for each extendible date will begin on the 5th business day prior to the extendible date and end at 12:00 noon
                                (New York City time) on the extendible date, provided that if the extendible date is not a business day, the notice period will be extended to 12:00 noon (New York City time) on the following business day.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     DTC

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors Ratings Service, A2 by Moodys
                                Investors Service and A+ by Fitch Ratings.

Other Terms:                    Not applicable


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


Extension of Maturity

Although there is no authority directly on point, Lehman Brothers Holdings intends to treat the Notes as having a term ending on the final maturity date for tax purposes because of a holders right to extend the term to such date. Under such treatment, a holders election to extend the maturity of the principal amount of the Notes in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes. Also, even though the spread increases during the term of the Notes, the amount of the increase is de minimis and, therefore, the Notes will not constitute OID Notes.

By purchasing the Notes, investors agree to report the United States federal income tax consequences of their ownership of the Notes consistently with the foregoing treatment.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the IRS) will accept, or that the courts will uphold, the characterization and the treatment of the Notes described above. If the IRS were successful in asserting that the term of the Notes ends on the initial maturity date, an election to extend the maturity of the principal amount of the Notes could constitute a taxable event for United States federal income tax purposes, and you would be required to recognize any gain, but not loss, inherent in the Notes at such time upon the exercise of such election. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the Notes.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under United States Federal Income Tax Consequences-Debt Securities in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010 (the reduction in tax rates may be accelerated pursuant to pending legislation), after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax and United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders.


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under United States Federal Income Tax ConsequencesDebt SecuritiesConsequences to Non-United States HoldersUnited States Federal Withholding Tax, without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax.

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Subject to the terms of a Purchase Agreement, dated as of May 23, 2003, between Lehman Brothers Holdings and Lehman Brothers Inc. and the other agents set forth below (collectively, the Agents), Lehman Brothers Holdings has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amounts of Notes set forth opposite their names below:

                                                         Principal Amount
Agents                                                   of the Notes

Lehman Brothers Inc.                                     $ 557,750,000
Banc One Capital Markets, Inc.                               5,750,000
ING Financial Markets LLC                                    5,750,000
U.S. Bancorp Piper Jaffray Inc.                              5,750,000

Total .........................................          $ 575,000,000


Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:     /s/   Paolo Tonucci
Name:   Paolo Tonucci
Title:  Authorized Officer